

3/22/04



SE **COMMISSION** 1549

04003961

Vf 3-17-04

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
B- 51442

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/03__ AND ENDING __12/31/2003__
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Vestin Capital, Inc.**

	OFFICIAL USE ONLY
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

| | FIRM I.D. NO. |

2901 EL Camino Ave #105
                        (No. and Street)

Las Vegas   **NV**   **89102**
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul STeenblock   **702) 876-1143**
                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ZAFFarese Leavitt, Fredrick J.
            (Name – if individual, state last, first, middle name)

731 MAll Ring Circle # 215   Henderson   NV   89014
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



PROCESSED

MAR 31 2004



THOMSON
FINANCIAL

OATH OR AFFIRMATION

I, **Paul J. Steenblock** _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Vestin Capital, Inc.** _____, as of **December 31,** _____, 20**03**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____ **N/A** _____

_____
Signature

Compliance Officer
Title

_____
Notary Public

NOTARY PUBLIC
County of Clark-State of Nevada
CHRISTINA DOTSON
No. 96-2495-1
My Appointment Expires June 9, 2004

This report ** contains (check all applicable boxes):
- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



FINANCIAL STATEMENTS

VESTIN CAPITAL, INC.
(a wholly-owned subsidiary of Vestin Group, Inc.)

Year Ended December 31, 2003

(with Report of Independent Auditors)

VESTIN CAPITAL, INC.
(A WHOLLY-OWNED SUBSIDIARY OF VESTIN GROUP, INC.)

TABLE OF CONTENTS

Fredrick J. Zaffarese Leavitt
Certified Public Accountant

Independent Auditor's Report

Board of Directors
Vestin Capital, Inc.

I have audited the accompanying balance sheet of Vestin Capital Inc. (the Company) as of December 31, 2003, and the related statements of income, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vestin Capital Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This supplementary information is the responsibility of management. This supplementary information has been subjected to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Fredrick J. Zaffarese Leavitt, CPA

February 25, 2004

VESTIN CAPITAL, INC.
(A WHOLLY-OWNED SUBSIDIARY OF VESTIN GROUP, INC.)
BALANCE SHEET
DECEMBER 31, 2003

ASSETS

CASH	$	107,735
INTEREST RECEIVABLE		167
DUE FROM RELATED PARTY		292,116
DEPOSITS		220
PRE PAID EXPENSE		1,102
Total current assets		401,340
FIXED ASSETS, net		1,128
Total assets	$	402,468

LIABILITIES AND STOCKHOLDERS' EQUITY

ACCOUNTS PAYABLE and ACCRUED EXPENSES	$	75,108
Total liabilities		75,108
STOCKHOLDERS' EQUITY		
Common stock - 2,500 shares authorized;		
No par or stated value;		
100 shares issued and outstanding		50,000
Additional paid-in capital		845,020
Accumulated deficit		(567,660)
Total stockholders' equity		327,360
Total liabilities and stockholders' equity	$	402,468

The accompanying notes are an integral part of this statement.

VESTIN CAPITAL, INC.
(A WHOLLY-OWNED SUBSIDIARY OF VESTIN GROUP, INC.)
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2003

Revenues	$ 1,500,000
General and administrative expenses	
Advertising	12,516
Auto expense	474
Bank fees	47
Compensation	1,004,466
Depreciation	2,305
Dues	7,654
Employee benefits	37,568
Meals	323
Office expense	3,742
Outside services	10,552
Payroll taxes	66,315
Postage	4,428
Printing	78,110
Professional fees	37,214
Rent	45,845
Taxes & licenses	55,559
Training	2,828
Travel	5,088
Utilities	13,925
	1,388,961
Income from operations	111,039
Other income	
Interest income	372
NET INCOME	$ 111,411

The accompanying notes are an integral part of this statement.

VESTIN CAPITAL, INC.
(A WHOLLY-OWNED SUBSIDIARY OF VESTIN GROUP, INC.)
STATEMENT OF STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	Common Stock		Additional Paid-in Capital	Accumulated Deficit		Total Stockholders' Equity	
	Number of Shares	Amount					
Balance at December 31, 2002	100	$ 50,000	$ 845,020	$	(679,071)	$	215,949
Net income	-	-	-		111,411		111,411
Balance at December 31, 2003	100	$ 50,000	$ 845,020	$	(567,660)	$	327,360

The accompanying notes are an integral part of this statement.

VESTIN CAPITAL, INC.
(A WHOLLY-OWNED SUBSIDIARY OF VESTIN GROUP, INC.)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

Cash flow from operating activities:

Net income	$111,411
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	2,306
Changes in operating assets and liabilities:	
Increase in pre paid expense	(1,102)
Increase in interest receivable	(167)
Increase in due from related party	(65,902)
Increase in accounts payable and accrued expenses	47,906
Net cash provided by operating activities	94,452
NET INCREASE IN CASH	94,452
Cash at beginning of year	13,283
Cash at end of year	$107,735

The accompanying notes are an integral part of this statement.

NOTE A - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Vestin Capital Inc., (hereinafter referred to as the "Company") was incorporated in the State of Nevada on August 3, 1998. The Company is a member with the National Association of Securities Dealers ("NASD") and is licensed in 49 states to operate as a securities broker dealer.

The Company is a wholly owned subsidiary of Vestin Group, Inc. ("Vestin") and serves as the lead broker dealer on the sale of units for Vestin Fund I, LLC ("Fund I") and Vestin Fund II, LLC ("Fund II") (publicly registered funds managed by Vestin's subsidiary, Vestin Mortgage, Inc.) and also provides administrative services to Vestin. The Company does not receive any commissions specifically from the sale of units for Fund I and Fund II. Rather, Vestin Capital receives an administrative fee from Vestin Mortgage related to marketing, investor relations, and processing of investor documents.

Basis of Presentation

The Company's financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States, whereby, revenues are recorded when they have been earned, and expenses are recorded when they have been incurred. The following items comprise the significant accounting policies used by the Company to prepare the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fixed Assets

Fixed assets, consisting of computers and telephone equipment, are stated at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the assets of 3 and 5 years, respectively. The cost of repairs and maintenance is charged to expense as incurred.

Income Taxes

Income taxes related to the Company's net income for the year ended December 31, 2003, will be paid via the filing of a federal consolidated income tax return by Vestin Group, Inc., the parent company. Income taxes will not be allocated to the Company.

8

NOTE B - RELATED PARTY TRANSACTIONS

Vestin Group, Inc., the parent company, provides the Company with record keeping and administrative services at no charge. Certain overhead costs are also provided on an as needed basis at no charge.

As of December 31, 2003, the Company has a commission agreement with Vestin Group, Inc. whereby the Company receives $125,000 monthly from Vestin Group, Inc. for services rendered related to marketing, investor relations and processing of investor documents on behalf of Vestin Fund I, LLC and Vestin Fund II, LLC (publicly registered funds managed by Vestin Group, Inc.'s subsidiary Vestin Mortgage, Inc.). During the year ended December 31, 2003, the Company earned a total of $1,500,000 in commission revenues from Vestin Group, Inc.

NOTE C - FIXED ASSETS

Fixed assets are stated at cost and consist of the following at December 31, 2003:

Equipment	$	9,143
Less: Accumulated depreciation		8,015
	$	1,128

NOTE D – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and the equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

During December 2003, the Company notified the Securities and Exchange Commission and the National Association of Securities that the Company was in violation of the minimum net capital requirements of Rule 15c3-1 as of October 31, 2003. The violation was corrected on the same day the issued was brought to management's attention.

SUPPLEMENTARY INFORMATION

VESTIN CAPITAL, INC.
(A WHOLLY-OWNED SUBSIDIARY OF VESTIN GROUP, INC.)
COMPUTATION OF NET CAPITAL, NET CAPITAL REQUIREMENT
AND AGGREGATE INDEBTEDNESS TO NET CAPITAL
DECEMBER 31, 2003

Computation of net capital

Total stockholders' equity	$	327,360
Less non-allowable assets		(294,566)
Net capital	$	32,794

Computation of net capital requirement

Determination of minimum net capital requirement

12% of aggregate indebtedness	$	-
Minimum net capital required		5,000
Net capital required (greater of 12% of aggregate indebtedness or minimum net capital required)	$	5,000

Computation of excess net capital

Net capital	$	32,794
Net capital required		5,000
Excess net capital	$	27,794

Computation of adjusted excess net capital

Minimum net capital required	$	5,000
Excess net capital		27,794
Less 10% of total aggregate indebtedness		-
Adjusted excess net capital	$	32,794

Computation of aggregate indebtedness

Accounts payable	$	75,108
Total aggregate indebtedness	$	75,108
Percentage of aggregate indebtedness to net capital		229%

Reconciliation of net capital

The net capital as reported in the accompanying financial statements equals the net capital as reported in the Company's unaudited filing of Part IIA of the FOCUS report as of December 31, 2003

Vestin Capital, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2003

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2003, Part IIA FOCUS filing.

Vestin Capital, Inc.

Statement Regarding Rule 15c3-3

December 31, 2003

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

Fredrick J. Zaffarese Leavitt
Certified Public Accountant

Board of Directors
Vestin Capital, Inc.

In planning and performing my audit of the financial statements and supplemental schedules of Vestin Capital Inc. (the Company) for the year ended December 31, 2003, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does

not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control and its operations that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

(signature), CPA

February 25, 2004